Exhibit 99.28

LITHIUM AMERICAS CORP.

Voting Results for Annual General Meeting of Shareholders of Lithium Americas Corp.

(the “Company”) held on August 14, 2017

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

				Votes by Proxy
			Outcome of Vote	Votes For	Votes Against
1.	Setting the number of directors of the		Carried	176,121,130	2,101,807
	Company at nine (9)			(98.82%)	(1.18%)

				Votes by Ballot
			Outcome of Vote	Votes For	Votes Withheld
2.	The election of the following directors:
			Carried	173,469,769	6,040,380
	(a)	W. Thomas Hodgson		(96.64%)	(3.36%)
			Carried	177,844,679	1,665,470
	(b)	George Ireland		(99.07%)	(0.93%)
			Carried	174,395,918	5,114,231
	(c)	John Kanellitsas		(97.15%)	(2.85%)
			Carried	174,383,548	5,126,601
	(d)	Franco Mignacco		(97.14%)	(2.86%)
			Carried	165,218,467	14,291,682
	(e)	Gabriel Rubacha		(92.04%)	(7.96%)
			Carried	173,024,986	6,485,163
	(f)	Wang Xiaoshen		(96.39%)	(3.61%)
			Carried	179,159,858	350,291
	(g)	Jonathan Evans		(99.80%)	(0.20%)
			Carried	179,152,388	357,761
	(h)	Gary Cohn		(99.80%)	(0.20%)
			Carried	172,848,832	6,661,317
	(i)	Chaiwat Kovavisarach		(96.29%)	(3.71%)

				Votes by Proxy
			Outcome of Vote	Votes For	Votes Withheld
3.	Appointment of PricewaterhouseCoopers LLP		Carried	228,171,538	2,241,220
	as auditors of the Company for the ensuing			(99.03%)	(0.97%)
	year and authorizing the directors to fix their
	remuneration